UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 001-37775

Brookfield Business Partners L.P.

(Exact Name of Registrant as Specified in Its Charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (441) 294-3309
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

On July 20, 2021, Clarios International Inc. (“Clarios”) filed an amendment to its registration statement on Form S-1 for its proposed initial public offering (the “IPO”). The prospectus included in that registration statement includes preliminary estimates of selected unaudited financial and other information for the nine months ended June 30, 2021 and actual unaudited financial results for the nine months ended June 30, 2021 under the heading “Summary—Recent Developments.” The information in such section reflects preliminary estimates of management as to the results of Clarios Global LP (which will become the indirect subsidiary of Clarios in connection with a reorganization to be effected as part of the offering) based on currently available information and is subject to change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Business Partners L.P. by its general partner, Brookfield Business Partners Limited

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Corporate Secretary

Date:       July 20, 2021

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